SEC 08030033 MISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC Mail Processing Section
FEB 27 2008
Washington, DC
101

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41080

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-07 (MM/DD/YY) AND ENDING 12-31-07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Haas Financial Products Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

29600 Northwestern Hwy #114
(No. and Street)

Southfield, MI 48034-1016
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Davis 248-213-0101
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tassoni & Associates PC
(Name – *if individual, state last, first, middle name*)

30150 Telegraph Rd #371 Bingham Farms, MI 48025-5709
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/20/08

OATH OR AFFIRMATION

I, Mark Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Haas Financial Products Inc, as of February 21, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JODI R. KALLGREN
Notary Public, State of Michigan
County of Oakland
My Commission Expires Nov. 8, 2010
Acting in the County of Oakland

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- x (a) Facing Page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income (Loss).
- x (d) Statement of Changes in Financial Condition.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- x (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- x (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAAS FINANCIAL PRODUCTS, INC.

FINANCIAL STATEMENTS

For the Year Ended December 31, 2007

TASSONI & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

HAAS FINANCIAL PRODUCTS, INC.

FINANCIAL STATEMENTS

For the Year Ended December 31, 2007

CERTIFIED PUBLIC ACCOUNTANTS
30150 TELEGRAPH ROAD • SUITE 371
BINGHAM FARMS, MI 48025
(248) 642-0455 • FAX (248) 642-5886
Email: JDTCPA1@hotmail.com

TASSONI & ASSOCIATES, P.C.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Haas Financial Products, Inc.
Southfield, Michigan

We have audited the accompanying balance sheet of Haas Financial Products, Inc., as of December 31, 2007, and the related statements of changes in stockholders' equity, income and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on my audit.

We conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Haas Financial Products, Inc., as of December 31, 2007, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Tassoni & Associates, P.C.
Certified Public Accountants

January 25, 2008

HAAS FINANCIAL PRODUCTS, INC.

TABLE OF CONTENTS

HAAS FINANCIAL PRODUCTS, INC.

BALANCE SHEET
December 31, 2007

ASSETS

Current Assets:	
Cash	$ 112,722
Prepaid Insurance	33,403
Accrued Commissions Receivable	33,608
Total Current Assets	$ 179,733
Property and Equipment:	
Office Equipment	$ 80,281
Total Property and Equipment	$ 80,281
Less: Accumulated Depreciation	79,344
Net Property and Equipment	$ 937
Other Assets:	
Life Insurance-CSV	$ 20,045
Total Other Assets	$ 20,045
Total Assets	$ 200,715

LIABILITIES

Current Liabilities:	
Accounts Payable	$ 7,942
Commissions	24,191
Total Current Liabilities	$ 32,133

STOCKHOLDERS' EQUITY

Common Stock, par value $1.00		
Authorized	50,000 Shares	
Issued and Outstanding	11,000 Shares	$ 11,000
Retained Earnings		157,582
Total Stockholders' Equity		$ 168,582
Total Liabilities and Stockholders' Equity		$ 200,715

Refer to Notes to Financial Statements

HAAS FINANCIAL PRODUCTS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2007

	Common Stock	Retained Earnings	Total Stockholder's Equity
Balance, January 1, 2007	$ 11,000	$ 121,477	$ 132,477
Net Income		36,105	36,105
Balance, December 31, 2007	$ 11,000	$ 157,582	$ 157,582

Refer to Notes to Financial Statements

HAAS FINANCIAL PRODUCTS, INC.

STATEMENT OF INCOME
For the Year Ended December 31, 2007

Commission Revenue	$ 1,693,329
Operating Expenses:	
Commissions	$ 1,431,572
Contract Services	113,722
Office Operations	49,823
Business Promotion and Travel	20,299
Insurance	18,581
Regulatory Expense	17,478
Computer Expense	13,129
Printing and Postage	10,041
Office Expense	8,321
Professional Fees	6,345
Depreciation	2,286
Dues	1,119
Telephone	831
Other Taxes	294
Total Operating Expenses	$ 1,693,841
Operating Income	$ (512)
Other Income:	
Miscellaneous Income	$ 36,104
Interest Income	513
Total Other Income	$ 36,617
Net Income	$ 36,105

Refer to Notes to Financial Statements

HAAS FINANCIAL PRODUCTS, INC.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2007

Operating Activities Cash Flows:	
Net Income	$ 36,105
Add Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	$ 2,286
(Increase) Decrease in Certain Assets:	
Commissions Receivable	(32,393)
Prepaid Expenses	(31,603)
CSV Life Insurance	(914)
Increase (Decrease) in Certain Liabilities:	
Accounts Payable	6,718
Accrued Expenses	23,158
Total Adjustments	$ (32,748)
Net Operating Activities Cash Flows	$ 3,357
Investing Activities Cash Flows:	
Purchases of Assets	$ -0-
Net Investing Activities Cash Flows	$ -0-
Increase in Cash	$ 3,357
Cash, Beginning of Year	$ 109,365
Cash, End of Year	$ 112,722

Refer to Notes to Financial Statements

HAAS FINANCIAL PRODUCTS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007

Note A: Accounting Policies:

The following is a summary of significant accounting policies followed in the preparation of the financial statements:

Nature of Business:

Haas Financial Products, Inc. is a registered broker-dealer of securities and a member of the National Association of Securities Dealers, Inc. (NASD).

Haas Financial Products, Inc. sells mutual funds, variable life insurance policies, variable annuities, and some direct participation programs. SEC Rule 15c3-1 details the net capital requirements the Company must meet. Haas Financial Products, Inc. has adopted the $5,000 minimum net capital requirement contained in that rule. This rule places significant restrictions on the manner in which it must handle customer funds and transact business. The Company does not collect any cash from its customers. Cash is paid by the customer directly to the issuing entity. The Company also does not hold any securities for customers or effect any financial transactions with its customers. It, therefore, conforms to the reserve exemption provision under rule 15c3-3.

Revenue Recognition:

The Company records commissions revenue when earned. Generally the earnings process is not complete until investments, placed on behalf of its customers, are accepted by the investment sponsor.

Property and Equipment:

Property and equipment are stated at cost and are being depreciated using accelerated methods for book purposes based upon their estimated useful lives.

Income Taxes:

Income taxes are provided at the applicable rates on the basis of items included in the determination of income for financial reporting purposes.

HAAS FINANCIAL PRODUCTS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007

Note B: Related Party Transactions:

The Company has entered into an agreement with various stockbrokers, including Shareholders, to pay commissions for services performed as a Registered Representative of the Company. The commission rates are dependent upon the individual broker's performance. The commissions paid to the Stockholders were $482,095, or about 34% of the total commissions expense for the year ended December 31, 2007.

The Company also is provided administrative and office support services from a related entity, whose owners are stockholders. Total amounts paid under this arrangement amounted to $113,722 for the year ended December 31, 2007.

Note C: Stockholders:

Three individuals now own the Company. During the year an agreement was reached whereby the two minority shareholders will buy out the 50% shareholder. The agreement states that this must be accomplished by June 2012.

AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION

Board of Directors
Haas Financial Products, Inc.
Southfield, Michigan

Our audit of the basic financial statements included in the preceding section of this report was performed for the purpose of forming an opinion on those statements taken as a whole. The supplemental material presented in the following section of this report is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. We have found no material differences in the audited computations of the net capital. We have found no material inadequacies to exist.

Tassoni & Associates, P.C.
Tassoni & Associates, P.C.
Certified Public Accountants

January 25, 2008

HAAS FINANCIAL PRODUCTS, INC.

STATEMENT OF COMPUTATION OF MINIMUM CAPITAL REQUIREMENTS
For the Year Ended December 31, 2007

Total Assets	$ 200,715
Unallowable Assets	(937)
Unallowable Assets-Prepaids	(33,403)
Total Liabilities	(32,133)
Adjusted Net Capital	$ 134,242
Minimum Net Capital Requirement	5,000
Excess Net Capital	$ 129,242

Reconciliation:

Net Capital per original filing	$ 108,624
Adjustment to assets: Prepaid Insurance	20,618
Adjusted net capital	$ 129,242

Refer to Independent Auditor's Report on Supplemental Information

END